CONFIDENTIAL TREATMENT REQUESTED BY
AVIAT NETWORKS, INC.

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED UNDER 17 C.F.R. § 200.83 WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

May 1, 2014

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Larry Spirgel, Assistant Director
Re:	Aviat Networks, Inc. Form 10-K for the Year Ended June 28, 2013 Filed September 23, 2013 Form 10-Q for the Quarterly Period Ended December 27, 2013 Filed February 10, 2014 File No. 1-33278

Dear Mr. Spirgel,

Aviat Networks, Inc. (“the “Company”) is submitting this letter in response to the comments from the Staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated April 10, 2014 (the “Comment Letter”) regarding the filings referenced above. Please find the Company’s responses to the Staff’s comments below. For your convenience, the Company has copied the comment in the Comment Letter immediately preceding the Company’s response.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

Form 10-Q for the Quarterly Period Ended December 27, 2013
Notes to the Condensed Consolidated Financial Statements

CONFIDENTIAL TREATMENT REQUESTED BY
AVIAT NETWORKS, INC.

Note 1, The Company and Basis of Presentation
Correction of Immaterial Errors, page 7
We note your disclosure that you recognized an adjustment of $2.2 million during the second quarter of fiscal 2014 to correct immaterial errors arising from fiscal 2007 through September 27, 2013 to decrease the provision for income taxes and your reserve for uncertain tax positions. Please provide us with your analysis under the accounting literature for not reporting this as the correction of an error for financial reporting purposes.

Company Response:

This correction of an immaterial error was related to the Company’s Reserve for Uncertain Tax Positions in a subsidiary whose functional currency was the U.S. dollar. The ultimate settlement, if any, of this liability would be in the subsidiary’s local currency. This reserve was initially recorded during fiscal 2007, 2008 and 2009 as top side adjustments totaling $4.2 million in U.S. dollars, but should have been calculated and recorded in local currency and subsequently remeasured each period thereafter. [***].

[***].

Materiality Guidance:

The Company assessed the materiality of this misstatement under the guidance of Staff Accounting Bulletin (“SAB”) No. 99, Materiality, and SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, which are codified in Accounting Standards Codification (“ASC”) 250-10-S99 Sub Topic 1.M. and 1.N. The Company also considered other guidance provided in ASC 250, Accounting Changes and Error Corrections.

Materiality concerns the significance of an item to users of a registrant’s financial statements. A matter is “material” if there is a substantial likelihood that a reasonable person would consider it important. In its Concepts Statement 2, Qualitative Characteristics of Accounting Information, the Financial Accounting Standard Board stated the essence of the concept of materiality as follows: “The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.”

Under SAB No. 99 and SAB No. 108, an assessment of materiality requires that one views the facts in the context of the “surrounding circumstances.” In the context of a misstatement of a financial statement item, while the “total mix” includes the size in numerical or percentage terms of the misstatement, it also includes the factual context in which the user of financial statements would view the financial statement item. Management must consider both “quantitative” and “qualitative” factors in assessing an item’s materiality.

Quantitative Considerations:

The quantitative impact of this misstatement is summarized as follows:

CONFIDENTIAL TREATMENT REQUESTED BY
AVIAT NETWORKS, INC.

	Fiscal Years Ended prior to July 1, 2011	Fiscal Year Ended			Six Months Ended
(Dollars in millions)		July 1, 2011	June 29, 2012	June 28, 2013	December 27, 2013

Provision for (benefit from) income taxes as reported		14.1	1.5	13.3	(0.3)
Increase (decrease) as a result of the error	0.3	0.6	(0.2)	1.4	(2.1)
Provision for income taxes as if adjusted		14.7	1.3	14.7	(2.4)

Net loss as reported		(90.5)	(24.1)	(15.0)	(23.5)
(Increase) decrease as a result of the error	(0.3)	(0.6)	0.2	(1.4)	2.1
Net loss as if adjusted		(91.1)	(23.9)	(16.4)	(21.4)
Percentage of net loss as reported		0.7%	(0.8)%	9.3%	(8.9)%

Stockholders' Equity as reported		177.7	157.5	149.9	128.9
Increase (decrease) as a result of the error		(0.9)	(0.7)	(2.1)	0.0
Stockholders' Equity as if adjusted		176.8	156.8	147.8	128.9
Percentage of stockholders' equity as reported		(0.5)%	(0.4)%	(1.4)%	0.0%

	Fiscal 2013				Fiscal 2014
(Dollars in millions)	Q1	Q2	Q3	Q4	Q1	Q2

Provision for income taxes as reported	1.5	9.9	0.6	1.3	0.2	(0.5)
Increase (decrease) as a result of the error	0.2	1.8	(0.3)	(0.3)	0.1	(2.2)
Provision for income taxes as if adjusted	1.7	11.7	0.3	1.0	0.3	(2.7)

Net loss as reported	(2.2)	(5.3)	(1.7)	(5.8)	(13.6)	(9.9)
(Increase) decrease as a result of the error	(0.2)	(1.8)	0.3	0.3	(0.1)	2.2
Net loss as if adjusted	(2.4)	(7.1)	(1.4)	(5.5)	(13.7)	(7.7)
Percentage of net loss as reported	9.1%	34.0%	(17.6)%	(5.2)%	0.7%	(22.2)%

Stockholders' Equity as reported	157.6	154.2	154.0	149.9	137.9	128.9
Increase (decrease) as a result of the error	(0.9)	(2.7)	(2.4)	(2.1)	(2.2)	0.0
Stockholders' Equity as if adjusted	156.7	151.5	151.6	147.8	135.7	128.9
Percentage of stockholders' equity as reported	(0.6)%	(1.8)%	(1.6)%	(1.4)%	(1.6)%	0.0%

The overstatement of income in fiscal 2013 was $1.4 million, or 9.3% of our net loss. In fiscal 2013, our net loss was lower in absolute dollars than fiscal 2011 and 2012 as we were moving toward breakeven profitability.

The Company’s net loss for the six months ended December 27, 2013 was $23.5 million and the forecasted net loss for the full fiscal 2014 year was $36.0M, according to the Company’s internal approved forecast dated February 5, 2014.

The understatement of income of $2.2 million and $2.1 million, respectively, for the three and six months ended December 27, 2013 represented 22.2% and 8.9% of the Company’s net loss for those respective periods. The understatement of income of $2.1 million for the six months ended December 27, 2013 represented 6% of the forecasted net loss for the year. During the six

CONFIDENTIAL TREATMENT REQUESTED BY
AVIAT NETWORKS, INC.

months ended December 27, 2013, the magnitude of the error originating during this period was a $0.1 million overstatement of income which was recorded in the first three months of that period. [***].

Qualitative Considerations:

The Company believes that the most important factors in investors’ and analysts’ evaluation of the Company’s business and results of operations are revenue, gross margin, operating income, non-GAAP earnings per share and cash generation. The error did not affect any of these financial measures. During the second quarter of fiscal 2013, the Company recorded an additional $9.9 million reserve for uncertain tax positions described above. During the second quarter of fiscal 2014, the Company made a large cash payment related to this liability also described above. The Company is providing to the Staff two analyst reports from Needham, the investment analyst that covers Aviat, issued immediately after the Company’s earnings announcements in the second quarter of fiscal 2013 and 2014, respectively. The financial tables in these reports as well as their commentary demonstrate that these are the financial measures noted above are the most important from an investor perspective. This analyst excludes the income tax provision from their financial models for the Company, and instead replaces it with a non-GAAP tax provision that is an estimate of expected cash tax payments.

Based on this, the Company believes its investors place a higher degree of emphasis on the Company’s non-GAAP income tax provision and the Company’s expected cash tax payments related to its ongoing business than on the actual provision for income taxes. The Company believes there is a very low degree of sensitivity and importance placed on the Provision for Income Taxes and the Reserve for Uncertain Tax Positions by investors, and therefore the difference of $2.2 million is immaterial based on its qualitative merits.

The following facts are also worth noting:

1)	[***].

2)
Although this one-time $9.9 million tax provision was disclosed in the text of the quarterly earnings release and mentioned during the earnings conference call, there were no questions asked related to this item. A transcript of that conference call is being provided supplementally to the Staff.

3)
There was no adverse stock price impact as a result of this large income tax provision and the stock price closed at $3.74 immediately prior to issuing the Company’s earnings release, and closed at $3.75 and $3.74, respectively, on the two days following the earnings release, suggesting that the market does not place any appreciable degree of emphasis on this type of item.

4)
During the quarter ended December 27, 2013, the Company made a tax payment of $13.2 million related to this liability. Although this cash tax payment was disclosed in the text of the quarterly earnings release and mentioned in the Company’s CFO’s commentary on the earnings conference call, there were no questions asked related to this item. A transcript of that conference call is being provided supplementally to the Staff.

In considering the materiality of this misstatement, the Company also considered the following qualitative factors set forth in SAB 99:

1. Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate. The Company’s Reserve for Uncertain Tax Positions is accounted for in accordance with ASC 740-10 (formerly FASB Interpretation #48 (FIN 48)). ASC740-10 requires judgment regarding the likelihood of potential outcomes with tax jurisdictions that are judgmental. The measurement in a functional currency is a precise measurement. The error related only to not remeasuring this liability from the functional currency to the reporting currency.

2. Whether the misstatement masks a change in earnings or other trends. As noted above, this misstatement only affected the provision for income taxes and reserve for uncertain tax positions which are not performance metrics that are important to investors. This misstatement did not mask a change in the Company’s net loss trend. In each fiscal year period presented and in each quarter of fiscal 2013 and 2014, the Company recorded a net loss. Had this misstatement not occurred, there still would have been a net loss in each recorded period.

CONFIDENTIAL TREATMENT REQUESTED BY
AVIAT NETWORKS, INC.

3. Whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise. As mentioned above, the Company believes that analysts exclude the income tax provision from their financial models for the Company, and instead replace it with the non-GAAP tax provision. Accordingly, this misstatement did not hide a failure to meet analysts’ consensus expectations for the enterprise.

4. Whether the misstatement changes a loss into income or vice versa. This misstatement does not change a loss into income. In each fiscal year period presented and in each quarter of fiscal 2013 and 2014, the Company recorded a net loss. Had this misstatement not occurred, there still would have been a net loss in each recorded period.

5. Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability. The Company has only one reportable segment.

6. Whether the misstatement affects the registrant’s compliance with regulatory requirements. This misstatement does not and did not have an impact on compliance with regulatory requirements.

CONFIDENTIAL TREATMENT REQUESTED BY
AVIAT NETWORKS, INC.

7. Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements. The Company’s loan covenants are based on achieving certain ratios of earnings before interest, taxes, depreciation and amortization. A change in the income tax provision has no impact on these calculations.

8. Whether the misstatement has the effect of increasing management’s compensation. There was no effect on the compensation of senior management, as the provision for income tax is not a component of senior management bonuses.

9. Whether the misstatement involves concealment of an unlawful transaction. There was no concealment of any unlawful transaction.

Management’s Materiality Assessment and Conclusion

As indicated above, the Company considered both quantitative and qualitative factors when evaluating the materiality of this misstatement. The Company considered the magnitude of the item and believes a reasonable investor relying upon the reported financial statements would not have been influenced by the inclusion or correction of this misstatement. On a quantitative basis, this misstatement resulted in a small overstatement of income recorded in the first three months of six months ended December 27, 2013. On a qualitative basis, there was no reaction from investors in a quarter where the Company recorded a much larger one-time provision for income taxes. The Company believes this is strong qualitative evidence supporting the fact that a misstatement to the Company’s income tax provision is immaterial to investors. Based on the quantitative and qualitative factors discussed, the Company concluded the error was not material to any of the periods previously presented.

Disclosure

In the process of preparing this response letter, the Company identified certain clarifying edits to its previous disclosure that it intends to make in future filings. The disclosure the Company will make is described in the paragraph below.

Correction of Immaterial Errors

We recognized an adjustment of $2.2 million during the second quarter of fiscal 2014 to correct immaterial errors arising from fiscal 2007 through September 27, 2013. The result of this adjustment was to decrease the benefit from income taxes and increase our reserve for uncertain tax positions. This had no impact to our statement of cash flows for fiscal 2013 and fiscal 2014 periods. We believe the impact of the adjustment is not material to our annual and quarterly financial statements as a whole for current or prior periods.

*    *    *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at 408-567-7120.

CONFIDENTIAL TREATMENT REQUESTED BY
AVIAT NETWORKS, INC.

Sincerely,

/s/ Edward J. Hayes, Jr.
_______________________________________________________________________
Edward J. Hayes, Jr.
Senior Vice President and Chief Financial Officer

cc:
John J. Madigan, Vice President, Corporate Controller & Principal Accounting Officer
Meena Elliott, Senior Vice President, General Counsel and Corporate Secretary
Edward Cannizzaro, KPMG LLP
Robert Day, Wilson Sonsini Goodrich & Rosati Professional Corporation